UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                                           Commission File No: 000-23319

                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING


FORM 10-KSB FOR THE PERIOD ENDING December 31, 2000


PART I - REGISTRANT INFORMATION

Avani International Group, Inc.
-------------------------------
Full Name of Registrant

#328-17 Fawcett Road, Coquitlam, B.C. (Canada) V3K 6V2
------------------------------------------------------
Address of Principal Executive Offices


PART II - Rule 12b-25(b) and (c)

If the subject report can not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(c), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:
 [x]   (b) The subject annual report will be filed on or before the 15th calendar day following the prescribed due date: and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its Form 10-KSB for the period ended December 31, 2000 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Dennis Robinson (604)-525-2386
--------------------------------------------
(Name)       (Area Code and telephone number)

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

                                          [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [x] Yes   [ ] No


AVANI INTERNATIONAL GROUP INC.
------------------------------------------
(Name of Registrant as specified in charter)

March 28, 2001                          /s/Dennis Robinson
                                        -------------------
                                        Dennis Robinson
                                         Treasurer

                                  ATTACHMENT

The Company anticipates that its total revenues for the 12 month period ending December 31, 2000 will approximate $540,000 (compared with total revenues of $613,966 for the prior period) and the net loss for the 2000 period will approximate $960,000 (compared with a net loss of $664,525 for the prior period).